FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

January 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Karen Rossotto

                        Ms. Christina DiAngelo Fettig

Re:       Franklin Tax-Free Trust (the “Registrant”)

            File No. 333-208729

Dear Ms. Rossotto and Ms. Fettig:

On behalf of the above-referenced Registrant, below are the Registrant’s responses to the comments you conveyed telephonically on January 21, 2016 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization involving the Franklin Double Tax-Free Income Fund (the “Double Tax-Free Fund”), a series of the Registrant, with and into the Franklin High Yield Tax-Free Income Fund (the “High Yield Tax-Free Fund”), another series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 23, 2015 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement Comments

1.                  Comment:  Include an accounting survivor analysis in your response to the SEC staff comments.

Response:  The accounting survivor analysis is attached as Exhibit A to this response letter.

2.                  Text:  Summary Section

Comment:  Add an additional question – Why is this Transaction being proposed?  In answering the question, summarize the disclosures found on pages 18 and 19 in the section titled “Reasons for the Reorganization.”

Response:  Revised as requested.

3.                  Text:  The sections titled “Similar Investment Goals, Strategies, Policies and Risks” on page 4; “Are there any significant differences between the investment goals, strategies, and policies of the Funds?” on page 8; and “How do the investment goals, strategies, policies and risks of the Funds compare?” on page 23.

Comment:  Highlight any material differences between the Funds and consider using a chart format for disclosing such differences.  Differences to consider highlighting: the Double Tax-Free Fund, but not the High Yield Tax-Free Fund, (a) limits its investment to investment grade securities; (b) focuses its investment on municipal securities issued by Puerto Rico, Guam and the Virgin Islands; and (c) invests 80% of its net assets in securities whose interest is free from state personal income taxes.

Response:  The Registrant has reformatted existing disclosure to highlight the noted differences.

4.                  Comment:  Are the Funds’ duration and maturity policies the same?  If they are different, please highlight.

Response:  Neither Fund has restrictions on the maturity of securities that it may buy.  This similarity is disclosed in the chart under “Principal Investment Strategies” on page 24.  Neither Fund makes any disclosures regarding its duration.  However, the average duration and average maturity (as of 12/31/15) of each Fund are similar as shown below:

	Double Tax-Free Fund	High Yield Tax- Free Fund
Average Duration (as of 12/31/15)	5.30 years	5.93 years
Average Weighted Maturity (as of 12/31/15)	18.80 years	19.50 years

5.                  Text: The last sentence of the section titled “Costs of the Transaction” on page 6 states:

The total amount of the expenses for the Transaction is estimated to be approximately $137,500.

On page 22, under “Who will pay the expenses of the Transaction”, the disclosure states:

The total amount of such costs and expenses for the Transaction is estimated to be $134,500.

Comment:  Correct the dollar figure regarding the cost of the Transaction so that they match.

2

Response:  Revised as requested.

6.                  Text:  The first sentence under the section titled: “Are there any significant differences between the investment goals, strategies, and policies of the Funds?” on page 8 states:

The Double Tax-Free Fund and the High Yield Tax-Free Fund have generally similar investment goals, principal investment strategies and principal investment risks, but there are some differences.

Comment:  Insert the word “significant” before the word “differences.”

Response:  Revised as requested.

7.                  Text: The section titled “Repositioning of the Double Tax-Free Fund’s Portfolio Assets” on page 10.

Comment:  Add disclosure that indicates that less than 5% of the Double Tax-Free Fund’s assets are expected to be sold in connection with the Transaction and add a cross-reference to the discussion titled “Repositioning of the Double Tax-Free Fund’s Portfolio Assets” on page 31.  Also, provide more specific disclosure on whether the repositioning will occur before or after the Transaction and provide an estimate regarding how much of the Puerto Rico obligations owned by the Double Tax-Free Fund will be accepted by the High Yield Tax-Free Fund.

Response:  The section has been revised to read as follows:

Potential Repositioning of the Double Tax-Free Fund’s Portfolio Assets.  Management expects that the High Yield Tax-Free Fund will retain, after the Transaction, a significant majority of the portfolio holdings of the Double Tax-Free Fund.  As of the date of this prospectus/proxy statement, it is estimated that of the Double Tax-Free Fund’s approximately $67 million in Puerto Rico bonds as of December 31, 2015, approximately $60 million, or 90%, will be retained by the High Yield Tax-Free Fund after the Transaction.  The remaining $7 million, representing approximately 5% of the Double Tax-Free Fund’s total net assets, may or may not be sold as part of a portfolio repositioning and separate from normal portfolio turnover either before or after the closing of the Transaction.  Such possible sales will depend in part on ongoing developments in Puerto Rico and the municipal markets.  In addition, the actual amount of portfolio securities sold in connection with the Transaction could be higher or lower depending upon the need to sell additional securities in order to meet fund redemptions prior to the closing of the Transaction.   These potential sales may result in the realization of capital gains, which to the extent not offset by available capital loss carryovers, would be distributed to shareholders.  The amount of any capital gains that may be realized and distributed to the shareholders will depend upon a variety of factors, including the Double Tax-Free Fund’s net unrealized appreciation in the value of its portfolio assets at that time and whether such repositioning occurs before or after the Transaction.  It is not anticipated that these sales of a portion of the portfolio assets prior to or after the closing of the Transaction should result in any material amounts of capital gains to be distributed to shareholders.  Transaction costs also might be incurred due to the potential repositioning of the portfolio.  Management believes that these portfolio transaction costs would be immaterial in amount.

3

8.                  Text:  The last sentence before the chart on page 10 in the section titled “How do the principal investment risks of the Funds compare?” states:

Although only the High Yield Tax-Free Fund may purchase high yield debt securities, both Funds are exposed to high yield debt security risk, as the Double Tax-Free Fund continues to hold downgraded securities, such as certain of its holdings in Puerto Rico and related issuers.

Comment:  When referring to high yield debt securities, insert a parenthetical that states “(also known as junk bonds).”

Response:  Revised as requested.

9.                  Text:  The portfolio manager table in the section titled: “Who manages the Funds?- Fund Management Team.”

Comment:  Add a sentence that clarifies whether the High Yield Tax-Free management team will continue to manage the High Yield Tax-Free Fund after the Transaction.

Response:  Revised as requested.

10.              Text:  Footnote 2 of the Annual Operating Expense table on page 15 states:

Pro forma expenses are based on current and anticipated High Yield Tax-Free Fund expenses as if the Transaction had been effective as of March 1, 2014, and do not include estimated costs of the Transaction of approximately $33,625 to be borne by the High Yield Tax-Free Fund.

Comment:  Restate the sentence to state:

Pro forma expenses are based on current and anticipated High Yield Tax-Free Fund expenses as if the Transaction had been effective as of March 1, 2014, and do not include the estimated $33,625 that each Fund is expected to pay in connection with the Transaction.

Response:  Revised as requested.

11.              Text:  Average Annual Total Return Performance table on page 16.

Comment:  Update performance to as of December 31, 2015.

4

Response:  Revised as requested.

12.              Text:  Bullet point labelled “Distribution Services” on page 18.

Comment:  Add the address of the Funds’ distributor.

Response:  Revised as requested.

13.              Text:  The chart on page 24 in the section titled “Principal Investment Strategies.”

Comment:  If the High Yield Tax-Free Fund has an 80% policy regarding investment in high yield securities, disclose that fact in the chart.

Response:  The High Yield Tax-Free Fund does not have an 80% policy regarding investment in high yield securities.  The absence of such a policy is consistent with the answer to question 7 in the SEC staff guidance titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” which states that “a fund that uses the term ‘high-yield’ in conjunction with a term such as ‘municipal’ or ‘tax-exempt’ that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria” [i.e., bonds receiving a Standard & Poor's rating below BBB or a Moody's rating below Baa].

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Jason M. Venner, Esq. at (650) 312-3455.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin Tax-Free Trust

5

Exhibit A - Accounting Survivor Analysis

Franklin Tax-Free Trust (the “Registrant”) believes that its series, the Franklin High Yield Tax-Free Income Fund (the “High Yield Tax-Free Fund”) is the appropriate accounting survivor following the reorganization (the “Reorganization”) of the Franklin Double Tax-Free Income Fund (the “Double Tax-Free Fund”) into the High Yield Tax-Free Fund.  According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the U.S. Securities and Exchange Commission listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)  Comparison of investment advisers.  The Funds’ investment management agreements are with the same investment manager, Franklin Advisers, Inc. (“FAV”), and FAV will continue to manage the surviving fund, the High Yield Tax-Free Fund, after the Reorganization.  Carrie Higgins and Stella S. Wong, portfolio managers of the Double Tax-Free Fund, are not portfolio managers of the High Yield Tax-Free Fund and will not be portfolio managers of the combined fund after the Reorganization.  In addition, John Wiley, Francisco Rivera and Daniel Workman, portfolio managers of the High Yield Tax-Free Fund, are not portfolio managers of the Double Tax-Free Fund but will be portfolio managers of the combined fund after Reorganization.

Both Funds are subject to the same asset based management fee as follows:

•         0.625% of the value of net assets up to and including $100 million;

•         0.500% of the value of net assets over $100 million up to and including $250 million;

•         0.450% of the value of net assets over $250 million up to and including $7.5 billion;

•         0.440% of the value of net assets over $7.5 billion up to and including $10 billion;

•         0.430% of the value of net assets over $10 billion up to and including $12.5 billion;

•         0.420% of the value of net assets over $12.5 billion up to and including $15 billion;

•         0.400% of the value of net assets over $15 billion up to and including $17.5 billion;

•         0.380% of the value of net assets over $17.5 billion up to and including $20 billion; and

•         0.360% of the value of net assets in excess of $20 billion.

FAV’s investment management agreement, including its fee schedule, with the High Yield Tax-Free Fund will continue to be the operative agreement after the Reorganization.  Thus, post-Reorganization, the investment manager’s compensation and portfolio management team for the combined fund would more closely resemble that of the High Yield Tax-Free Fund, and as a result this factor suggests that the High Yield Tax-Free Fund should be the accounting survivor.

(ii)  Comparison of investment structure, goals, policies and restrictions.  Both Funds are classified as open-end, management investment companies under the Investment Company Act of 1940 (the “1940 Act”).

1       See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

The Double Tax-Free Fund seeks to provide investors with as high a level of income exempt from federal income taxes and from state personal income taxes, as is consistent with prudent investment management and the preservation of shareholders’ capital.  The High Yield Tax-Free Fund seeks to provide investors with a high current yield exempt from federal income taxes.  The High Yield Tax-Free Fund’s secondary goal is capital appreciation, to the extent possible and consistent with the Fund’s principal investment goal.

Under normal market conditions, each Fund invests at least 80% of its net assets in securities whose interest is free from federal income taxes, including the federal alternative minimum tax.  In addition, the Double Tax-Free Fund normally invests at least 80% of its net assets in securities whose interest is free from state personal income taxes.  These 80% policies are also fundamental.  Each Fund may invest up to 20% of its net assets in securities that pay interest that may be subject to the federal alternative minimum tax and, although not anticipated, in securities that pay taxable interest.

The Double Tax-Free Fund is a non-diversified fund and focuses on the municipal securities of U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands.  The High Yield Tax-Free Fund is a diversified fund and does not necessarily focus its investments in a particular state or territory, and will not invest more than 25% of its total assets in municipal securities of any one state or territory.  The High Yield Tax-Free Fund may invest up to 35% of its total assets in municipal securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands.

The Double Tax-Free Fund only buys municipal securities rated, at the time of purchase, in one of the top four ratings categories by one or more U.S. nationally recognized rating services (or comparable unrated or short-term rated securities).  The High Yield Tax-Free Fund may invest in municipal securities rated in any rating category (or comparable unrated or short-term rated securities), including defaulted securities.  Neither Fund has restrictions on the maturity of the securities it may buy.  Both Funds may invest in municipal lease obligations; variable and floating rate securities (primarily variable rate demand notes) and zero coupon and deferred interest securities.

The Double Tax-Free Fund and High Yield Tax-Free Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.  The High Yield Tax-Free Fund has a fundamental policy regarding issuer diversification, and the Double Tax-Free Fund, which is a non-diversified investment company, does not have a comparable policy.

Following the Reorganization, the investment structure, goals, policies and restrictions of the High Yield Tax-Free Fund will continue in the combined fund.  Thus, this factor favors the High Yield Tax-Free Fund as accounting survivor.

(iii)  Comparison of portfolio composition.  Each Fund’s investment portfolio composition is as follows:

	Double Tax-Free Fund as of 12/31/15	High Yield Tax-Free Fund as of 12/31/15

Average Weighted Maturity and Average Duration (Years)
Average Weighted Maturity	18.8	19.5
Average Duration	5.30	5.93

Credit Quality
AAA	8.96%	5.16%
AA	7.05%	25.06%
A	22.67%	28.63%
BBB	38.39%	20.66%
BB	0.00%	5.95%
B	4.23%	1.41%
Below B	18.70%	3.03%
Not Rated	0%	5.21%
Refunded	0%	4.89%
Total	100%	100%

Top 10 State/U.S. Territory Exposure
Puerto Rico	50.48%	3.36%
Guam	37.27%	1.43%
Virgin Islands	12.25%	0.62%
California	0.0%	17.56%
Texas	0.0%	9.19%
Florida	0.0%	7.18%
Michigan	0.0%	6.33%
Illinois	0.0%	6.17%
Georgia	0.0%	3.99%
New York	0.0%	3.77%
Total	100%	59.6%

Sector
Utilities	23.49%	20.33%
Tax Supported Debt	19.76%	7.54%
Other Revenue Bonds	19.40%	4.42%
Refunded	8.24%	11.72%
Cash and Cash Equivalent	8.01%	0.75%
Higher Education	7.98%	2.64%
Hospital and Health Care	4.85%	16.06%
Transportation	3.96%	17.14%
Housing	2.22%	1.75%
Subject to Government Appropriation	2.09%	5.65%
General Obligation Bonds	0%	7.61%
Corporate Backed	0%	4.43%
Total	100%	100%

Holdings
Number of Holdings	26	721

Post-Reorganization, the portfolio composition of the combined fund will be substantially similar to the portfolio composition of the High Yield Tax-Free Fund and will vary from that of the Double Tax-Free Fund.  Among other things, compared to the Double Tax-Free Fund, the combined fund will be more diversified with a lower percentage of investments in municipal securities of U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands; a lower percentage of investments in below investment grade securities; a larger number of portfolio holdings and a comparable average weighted maturity and average duration.  Thus, this factor favors the High Yield Tax-Free Fund as accounting survivor.

(iv)  Comparison of expense structure and expense ratio.  The expense structures of the Funds are as follows:

ANNUAL FUND OPERATING EXPENSES[1]	Double Tax-Free Fund	High Yield Tax-Free Fund
	Class A	Class A

Management fees	0.53%	0.45%
Distribution and service (12b-1) fees	0.09%	0.10%
Other expenses	0.14%	0.10%
Total annual Fund operating expenses	0.76%	0.65%

ANNUAL FUND OPERATING EXPENSES[1]	Double Tax-Free Fund	High Yield Tax-Free Fund
	Class C	Class C

Management fees	0.53%	0.45%
Distribution and service (12b-1) fees	0.65%	0.65%
Other expenses	0.14%	0.10%
Total annual Fund operating expenses	1.32%	1.20%

ANNUAL FUND OPERATING EXPENSES[1]	Double Tax-Free Fund	High Yield Tax-Free Fund
	Advisor Class	Advisor Class

Management fees	0.53%	0.45%
Distribution and service (12b-1) fees	None	None
Other expenses	0.14%	0.10%
Total annual Fund operating expenses	0.67%	0.55%

1          Expense ratios reflect annual fund operating expenses for February 28, 2015 for the Funds, the most recent fiscal year of the Funds.

The expense structure of the High Yield Tax-Free Fund will continue following the Reorganization.  Thus, this factor favors the High Yield Tax-Free Fund as the accounting survivor.

(v)  Comparison of relative asset sizes of the funds involved in the Reorganization.  The total net assets of the High Yield Tax-Free Fund (approximately $8.2 billion as of December 31, 2015) are significantly larger than the total net assets of the Double Tax-Free Fund (approximately $150.1 million as of December 31, 2015).  Therefore, the current net assets of the High Yield Tax-Free Fund will constitute approximately 98.2% of the High Yield Tax-Free Fund post-Reorganization while the Double Tax-Free Fund’s current net assets will constitute the remainder.  Because the High Yield Tax-Free Fund will constitute a substantial majority of the assets of the Fund post-Reorganization, this factor suggests that the High Yield Tax-Free Fund should be the accounting survivor.

Conclusion:  For these reasons, particularly in light of the fact that, following the Reorganization, the portfolio managers, portfolio composition, investment structure, investment restrictions and expense structure of the High Yield Tax-Free Fund will survive, whereas those of the Double Tax-Free Fund will not, and the High Yield Tax-Free Fund’s current assets will constitute a substantial majority of the High Yield Tax-Free Fund post-Reorganization, the Registrant believes that the accounting survivor should be the High Yield Tax-Free Fund.